October 2, 2006

BY HAND DELIVERY

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549-5546

Re:	Innospec Inc. (formerly Octel Corp.)

Form 10-K for the Fiscal Year Ended December 31, 2005, Filed March 16, 2006; Form 10-K for the Fiscal Year Ended December 31, 2004, Filed March 31, 2005; Form 10-Q for the Quarter Ended June 30, 2005, Filed August 5, 2005; Response Letter Dated December 14, 2005; Supplemental Response Letter Dated March 27, 2006; Second Response Letter dated July 27, 2006; File No. 001-13879

Dear Ms. Blye:

Reference is made to your letters to Octel Corp., which was renamed Innospec Inc. on January 30, 2006 (“Innospec” or the “Company”),

(i)	dated November 22, 2005 (the “Initial Comment Letter”);

(ii)	dated February 6, 2005, which perhaps was intended to have been dated February 6, 2006 (the “February 2006 Comment Letter”); and

(iii)	dated August 16, 2006 (the “August 2006 Comment Letter”).

Reference is also made to the Company’s response letters,

(i)	dated December 14, 2005 (the “Response Letter”);

(ii)	dated March 27, 2006 (the “Supplemental Response Letter”) in which the Company updated certain of its responses originally submitted to the Staff in the Company’s Response Letter; and

(iii)	dated July 27, 2006 (the “Second Response Letter”).

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

October 2, 2006

Capitalized terms used but not defined herein have the meanings set forth in the Response Letter, the Supplemental Response Letter and the Second Response Letter.

For your convenience, I have included each new comment as set out in the August 2006 Comment Letter below, along with our responses thereto.

New Comment 1

We note your response to comments three and five of our February 6, 2006 letter. Tell us whether you delivered a final submission to OFAC and, if so, when. Also, as requested in prior comment five, please provide a copy of any summary included as a part of your submission to OFAC.

The Company prepared and submitted on a confidential basis additional information relating to its Voluntary Disclosure to OFAC on January 27, 2006 (the “Confidential Supplemental OFAC Submission”). As of the date of this letter, OFAC has not requested any additional information from the Company.

As discussed during our telephone conference with James Lopez on September 12, 2006, Innospec prepared and provided to the Staff in the Supplemental Response Letter a summary description of the Company’s former transactions and activities with Cuban persons and entities (the “Supplemental Response Letter Description”). The Supplemental Response Letter Description was prepared to respond to the Staff’s prior Comments Three and Four of the Initial Comment Letter.

Management believes that the Supplemental Response Letter Description previously provided to the Staff is the most comprehensive and concise summary of the scope and nature of the Company’s former transactions and activities with Cuban persons and entities the Company has prepared. In addition, management confirms that the Company did not provide OFAC with a comparable executive summary or similar document.

Also note that the Company has disclosed in its periodic reports on Form 10-K and Form 10-Q a description of the scope and nature of the activities with Cuban persons and entities.

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

October 2, 2006

New Comment 2

We note your response to comments four of our February 6 letter and six of our November 22, 2005 letter. Please confirm that your qualitative materiality analysis takes into account all of the information you discuss in the redacted portions of your March 27, 2006 response letter.

The Company confirms that its management has considered in its materiality analysis a number of qualitative factors, including all of the information discussed in the redacted portions of the Supplemental Response Letter.

New Comment 3

We note your discussion of possible OFAC penalties in the second to last paragraph on page 16 and on page 84 of your 2005 10-K. In future filings that discuss management’s ability or inability to predict possible OFAC penalties, such as the discussion on page 16, please cross reference to the relevant discussion of loss contingencies in the financial statements, such as page 84. In addition, please tell us the amount of the provision that management determined to be the best estimate of the potential liability for the Cuban-related transactions, including anticipated legal costs.

To the extent that the Company refers in future filings to the management’s ability or inability to predict possible OFAC penalties, the Company intends to include a cross reference to the relevant discussion of loss contingencies in the financial statements. As discussed with James Lopez during our telephone conference on September 12, 2006, the Company supplementally provided to the Staff information with respect to the remainder of this comment.

I want to express again Innospec’s commitment to cooperating with the Staff regarding these matters.

Should you have any questions relating to any of the foregoing, please feel free to contact David Patrick Eich of Kirkland & Ellis International LLP at +44 20 7469 2222 or the undersigned at +44 151 348 5828.

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

October 2, 2006

Sincerely,

/s/ Paul W. Jennings
Paul W. Jennings

cc:	Pamela Long

Assistant Director

Division of Corporation Finance

Andrew Hartley

Vice President and

General Counsel, Innospec Inc.